

January 19, 2011

By U.S. Mail and facsimile to 011-(972)-4-626-0483

Ms. Gabby Klausner, Chief Financial Officer
ACRO Inc.
18 Halivne Street
Timrat, Israel   23840

> **Re: ACRO Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-50482**

Dear Ms. Klausner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We have read your responses to our comments and will monitor your amendments to the relevant Form 10-K and Forms 10-Q for compliance.

Form 10-K

Note 7 – Stock transactions, page F-11

2. We note your response to comment three indicating that you believe that the conversion feature relating to the convertible loans received from Bio Tech is not

beneficial. While we understand your consideration of the financial condition of the company and the economics between the company and Bio Tech for your position, we believe that you should nonetheless follow the ASC 470-20 guidance that governs the accounting for such convertible debt. Please tell us how you intend to address this issue. If you determine that the impact of recording the beneficial conversion feature and the accretion to interest expense would not be material to your financial statements, please provide any relevant SAB 108 materiality analysis.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief